April 23, 2020

Thomas West
Chief Executive Officer
Intersect ENT, Inc.
1555 Adams Drive
Menlo Park, CA 94025

       Re: Intersect ENT, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed on April 9, 2020
           File No. 001-36545

Dear Mr. West:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on April 9, 2020

Amendment to Certificate of Incorporation to provide a Federal Forum Selection Provision, page
25

1. We note that your proposed forum selection provision in Article IX identifies the federal courts of the United States as the exclusive forum for the resolution of any claim arising under the Securities Act of 1933. Please disclose that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the
      Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We note that you describe the effect of the federal forum selection provision from the company's perspective. Please revise your disclosure to also describe the effect of the amendment on shareholders. For example, the effects may include, but are not limited to, these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
 Thomas West
Intersect ENT, Inc.
April 23, 2020
Page 2
2. We note that your forum selection provision in Article VII identifies the Court of
      Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Joseph McCann, Legal
Branch Chief, at 202-551-6262, with any questions.



                                                             Sincerely,
FirstName LastNameThomas West
                                                             Division of
Corporation Finance
Comapany NameIntersect ENT, Inc.
                                                             Office of Life
Sciences
April 23, 2020 Page 2
cc:       Brett White, Esq.
FirstName LastName